July 17, 2009

EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Series Trust File Nos. 033-57986 and 811-07470 Post-Effective Amendment No. 48

Dear Sir or Madam:

          Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Eagle Series Trust (“Trust”) is Post-Effective Amendment No. 48 to the Trust’s currently effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

          The sole purpose of this filing is to register the Class A, C, I, R-3 and R-5 shares of Intermediate Conservative Bond Fund, a new series of the Registrant, with the Securities and Exchange Commission. No other series of the Registrant is affected by this filing.

          The Trust requests that this filing be made effective October 20, 2009, pursuant to Rule 485(a)(2) under the 1933 Act. If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Attachments

cc:	Susan L. Walzer
Mathew J. Calabro
Eagle Asset Management, Inc.